

March 1, 2011

Mr. David Reichman
Chief Executive Officer
Tree Top Industries, Inc.
511 Sixth Avenue, Suite 800
New York, NY 10011

Sent Via Fax (775) 890-3823

Re: **Tree Top Industries, Inc.**
Form 8-K filed February 15, 2011
File No. 000-10210

Dear Mr. Reichman:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Staff Accountant